Exhibit 99.1

Huazhu Group Limited Announces Voting Results of 2022 Annual General Meeting

SHANGHAI, June 24, 2022 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (the “Company”), a world-leading hotel group, today announced that the 2022 annual general meeting of the Company (the “AGM”) was held on June 24, 2022. During the AGM, the following proposed resolutions were duly passed:

1.	the resolution as set out in the notice of the AGM dated May 10, 2022 (the “Notice of AGM”) regarding the ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2022 and the authorization for the directors of the Company to determine the remuneration of the auditor;

2.	the resolution as set out in the Notice of AGM, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, regarding the change of the English name of the Company from “Huazhu Group Limited” to “H World Group Limited” and the adoption of “ 華住集團有限公司” as the dual foreign name in Chinese of the Company (the “Change of Name”) with effect from the date of entry of the new English name in place of the existing English name and the dual foreign name in Chinese of the Company on the register of companies maintained by the Registrar of Companies in the Cayman Islands;

3.	the resolution as set out in the Notice of AGM regarding the amendment of the memorandum and articles of association of the Company to reflect the Change of Name, subject to the Change of Name taking effect; and

4.	the resolution as set out in the Notice of AGM regarding the authorization of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit and to attend to any necessary registration and/or filing for and on behalf of the Company.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of March 31, 2022, Huazhu operated 7,988 hotels with 764,859 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2022, Huazhu operates 14 percent of its hotel rooms under lease and ownership model, and 86 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: https://ir.huazhu.com.

Contact Information
Huazhu Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
https://ir.huazhu.com

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